SEC FILE NUMBER 001-35834
CUSIP NUMBER 891777104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tower Group International, Ltd.

Full Name of Registrant

Tower Group, Inc.

Former Name if Applicable

Crown House 4 Par-la-Ville Road

Address of Principal Executive Office (Street and Number)

Hamilton, HM 08, Bermuda

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, on March 13, 2013 Tower Group International, Ltd. (the “Company”) and Tower Group, Inc. consummated a merger transaction with Canopius Holdings Bermuda Limited (“Canopius Bermuda”) which then led to changes in the Company’s operating and reporting segments and updates to its internal controls in the second quarter. Based on these changes and updates, the Company’s management has concluded that additional time is needed to review matters relating to the estimate of the Company’s loss reserves, and the related impact to the recoverability of its goodwill and deferred tax assets. The Company is working to resolve these matters with the assistance of outside professionals, including an independent actuarial firm to review the Company’s loss reserves. This review process by an independent actuarial firm is typically conducted at year-end, but the Company will use the report of the outside actuarial firm in connection with establishing its loss reserves as of June 30, 2013.

As a result, the Company is unable to timely file its Form 10-Q for the quarterly period ended June 30, 2013 (the “Second Quarter 2013 Form 10-Q”) without unreasonable effort or expense, and the Company could not eliminate the reasons causing the inability to file the Second Quarter 2013 Form 10-Q timely without unreasonable effort or expense. The Company is continuing to work diligently on the completion of its Second Quarter 2013 Form 10-Q and expects that it will be filed with the SEC within the next 30 days.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E. Hitselberger	(212)	655-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 8, 2013, the Company issued a press release announcing that the Company could record adverse reserve development of $60 million to $110 million, and that no tax benefit will be realized on the pre-tax loss resulting from the adverse reserve development recognized in the U.S. taxed businesses. The tax benefit will only be recognized in subsequent periods if the Registrant generates additional earnings in its U.S. businesses. The adverse reserve development could also result in the impairment of goodwill in one of its business segments. A copy of the press release was furnished in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2013.

Tower Group International, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2013	By	/s/ William E. Hitselberger
William E. Hitselberger
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.